UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: June 6, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the news release that immediately follows this page.

UBS News Release, 6 June 2025

1
6 June 2025
Ad hoc announcement pursuant to Article 53 of the SIX Exchange Regulation Listing Rules
News Release
UBS statement on regulatory proposals made by the Swiss government
Zurich, 6 June 2025 – UBS supports in principle most of the

regulatory proposals the Swiss Federal
Council published today.

However, UBS strongly disagrees with the extreme increase in capital requirements that has been proposed. These changes would result in capital requirements that are neither proportionate nor internationally aligned.

The proposals would require UBS to fully deduct investments in foreign subsidiaries from its CET1 capital.
UBS would also need to fully deduct deferred tax assets on temporary differences (TD DTAs) and capitalized software from its CET1 capital. Furthermore, the proposals would necessitate an increase in prudential valuation adjustments (PVAs).
Based on published financial information from the first quarter of 2025, and given UBS AG’s target CET1
capital ratio of between 12.5% and 13%, UBS AG would be required to hold additional estimated CET1 capital of around USD 24bn on a pro-forma basis, if the recommendations are implemented as proposed. This includes around USD 23bn related to the full deduction of UBS AG’s investments in foreign subsidiaries. These pro-forma figures also reflect previously announced expected capital repatriations of around USD 5bn.
The incremental CET1 capital of around USD 24bn required at UBS AG would result in a CET1 capital ratio at the UBS Group AG (consolidated) level of around 19%. At Group level, the proposed measures related to TD DTAs, capitalized software and PVAs would eliminate capital recognition for these items in a manner misaligned with international standards. This would reduce the CET1 capital ratio at UBS
Group to around 17%, underrepresenting UBS’s capital strength. Further information is available at
www.ubs.com/presentations.
The additional capital of USD 24bn would be in addition to the previously communicated incremental
capital of around USD 18bn UBS will have to hold as a result of the acquisition of

Credit Suisse in order
to meet existing regulations. This includes about USD 9bn to remove the regulatory concessions granted to Credit Suisse and around USD 9bn to meet the current progressive requirements due to the enlarged size of the combined business.

As a result, UBS would be required to hold about USD 42bn in additional CET1 capital in total.

As none of the regulatory changes are expected to become effective before 2027, UBS Group AG maintains its target of achieving an underlying return on CET1 capital of around 15% and an underlying
cost/income ratio of <70% by the end of 2026 (both on an exit rate basis). UBS will provide an update
on its longer-term returns targets when there is more clarity on the timing of potential changes and
when the likely final outcome becomes more visible.
1

The proposals are available on the website

of the Swiss government at www.admin.ch

.

UBS News Release, 6 June 2025

UBS also reaffirms its capital return intentions for 2025. These include accruing for an increase of around
10% in the ordinary dividend per share and repurchasing up to USD 2bn of shares in the second half of the year, for a total of up to USD 3bn. This plan continues to be subject to UBS Group maintaining a
CET1 capital ratio target of around 14% and achieving its financial targets and is consistent with UBS’s
previously communicated plans and conservative approach. UBS will communicate its 2026 capital returns ambitions with its fourth quarter and full-year financial results for 2025.

UBS will actively engage in the consultation process with all relevant stakeholders and contribute to
evaluating alternatives and effective solutions that lead to regulatory change proposals with a reasonable
cost/benefit outcome. UBS will also evaluate appropriate measures, if and where possible, to address the negative effects that extreme regulations would have on its shareholders.

As the largest truly global wealth manager and leading bank in Switzerland,

with competitive global
investment bank and asset management capabilities, UBS brings financial stability, expertise, economic
benefits and international know-how to its home country and

to all its clients globally. UBS remains
committed to its diversified business model and its unique

regional footprint as well as successfully
completing the integration of Credit Suisse in the best interest of all stakeholders.

UBS is reviewing the substantial amount of information published today and will share its further
assessment in due course.
UBS Group AG and UBS AG
Investor contact
Switzerland:

+41-44-234 41 00
Americas:

+1 212 882 57 34
Media contact
Switzerland:

+41-44-234 85 00
UK:

+44-207-567 47 14
Americas:

+1-212-882 58 58
APAC:

+852-297-1 82 00
www.ubs.com/media

UBS News Release, 6 June 2025

Cautionary Statement Regarding Forward-Looking Statements
This news release contains statements that constitute

“forward-looking statements,” including but not limited

to management’s outlook for UBS’s
financial performance, statements relating to the

anticipated effect of transactions and strategic initiatives on UBS’s business and future development and
goals or intentions to achieve climate, sustainability

and other social objectives. While these forward-looking

statements represent UBS’s judgments,
expectations and objectives concerning

the matters described, a number of risks,

uncertainties and other important factors

could cause actual
developments and results to differ materially from UBS’s expectations.

In particular, the global economy may suffer significant adverse effects from increasing political tensions between world powers,

changes to international trade policies,

including those related to tariffs and trade barriers,

and
ongoing conflicts in the Middle East, as

well as the continuing Russia–Ukraine

war. UBS’s acquisition of the Credit Suisse Group has materially changed its outlook and strategic direction and introduced new operational challenges. The integration of the Credit

Suisse entities into the UBS structure is expected
to continue through 2026 and presents significant operational and execution risk, including the risks that UBS

may be unable to achieve the cost
reductions and business benefits contemplated

by the transaction, that it may incur higher

costs to execute the integration of Credit Suisse

and that the
acquired business may have greater risks or liabilities

than expected. Following the failure of Credit Suisse,

Switzerland is considering significant changes to
its capital, resolution and regulatory regime, which, if proposed and adopted, may significantly increase our capital requirements or impose other costs on
UBS. These factors create greater uncertainty about forward-looking statements. Other factors that may affect UBS’s

performance and ability to achieve its
plans, outlook and other objectives also include,

but are not limited to: (i) the degree to which UBS is

successful in the execution of its strategic plans,
including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted

assets (RWA) and leverage ratio denominator (LRD),
liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher

market volatility and the size of
the combined Group; (ii) the degree to which UBS is

successful in implementing changes to its businesses

to meet changing market, regulatory and other
conditions; (iii) inflation and interest rate volatility in

major markets; (iv) developments in the macroeconomic

climate and in the markets in which UBS
operates or to which it is exposed, including

movements in securities prices or liquidity, credit spreads, currency exchange rates, residential and commercial
real estate markets, general economic conditions,

and changes to national trade policies on

the financial position or creditworthiness of UBS’s

clients and
counterparties, as well as on client sentiment

and levels of activity; (v) changes in the

availability of capital and funding, including

any adverse changes in
UBS’s credit spreads and credit ratings of UBS,

as well as availability and cost of funding to

meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies

or the implementation of financial legislation

and regulation in Switzerland, the US, the UK, the

EU
and other financial centers that have imposed,

or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio,

net
stable funding ratio, liquidity and funding

requirements, heightened operational resilience requirements, incremental tax requirements, additional levies,
limitations on permitted activities, constraints

on remuneration, constraints on transfers of capital

and liquidity and sharing of operational

costs across the
Group or other measures, and the effect these will or would

have on UBS’s business activities; (vii) UBS’s

ability to successfully implement resolvability and
related regulatory requirements and the potential need to make further changes to the legal structure or booking

model of UBS in response to legal and
regulatory requirements and any additional requirements due to its acquisition of the Credit Suisse Group, or other developments;

(viii) UBS’s ability to
maintain and improve its systems and controls for complying

with sanctions in a timely manner and for the

detection and prevention of money laundering
to meet evolving regulatory requirements and expectations,

in particular in the current geopolitical turmoil;

(ix) the uncertainty arising from domestic
stresses in certain major economies; (x) changes in UBS’s

competitive position, including whether

differences in regulatory capital and other requirements
among the major financial centers adversely

affect UBS’s ability to compete in certain lines

of business; (xi) changes in the standards of conduct

applicable
to its businesses that may result from new regulations or

new enforcement of existing standards, including

measures to impose new and enhanced duties
when interacting with customers and in the

execution and handling of customer

transactions; (xii) the liability to which UBS

may be exposed, or possible
constraints or sanctions that regulatory authorities

might impose on UBS, due to litigation, contractual

claims and regulatory investigations, including the
potential for disqualification from certain businesses,

potentially large fines or monetary penalties,

or the loss of licenses or privileges as a result of
regulatory or other governmental sanctions,

as well as the effect that litigation, regulatory and

similar matters have on the operational risk

component of
its RWA; (xiii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support

and control its businesses, which
may be affected by competitive factors; (xiv) changes

in accounting or tax standards or policies, and

determinations or interpretations affecting the
recognition of gain or loss, the valuation of goodwill,

the recognition of deferred tax assets and other

matters; (xv) UBS’s ability to implement new
technologies and business

methods, including digital services, artificial intelligence and other technologies, and ability to successfully

compete with both
existing and new financial service providers, some

of which may not be regulated to the same extent;

(xvi) limitations on the effectiveness of UBS’s internal
processes for risk management, risk control, measurement and modeling, and of financial models generally;

(xvii) the occurrence of operational failures,
such as fraud, misconduct, unauthorized trading,

financial crime, cyberattacks, data leakage

and systems failures, the risk of which is increased with
persistently high levels of cyberattack threats;

(xviii) restrictions on the ability of UBS Group AG, UBS

AG and regulated subsidiaries of UBS AG to

make
payments or distributions, including due to restrictions

on the ability of its subsidiaries to

make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or

the regulators of UBS’s operations in other countries

of their broad statutory powers in relation to
protective measures, restructuring and liquidation proceedings;

(xix) the degree to which changes in regulation, capital

or legal structure, financial results
or other factors may affect UBS’s ability to maintain its

stated capital return objective; (xx) uncertainty

over the scope of actions that may be required

by
UBS, governments and others for UBS

to achieve goals relating to climate, environmental

and social matters, as well as the evolving nature of

underlying
science and industry and the possibility of conflict

between different governmental standards and regulatory

regimes; (xxi) the ability of UBS to access
capital markets; (xxii) the ability of UBS to

successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake,
terrorist attack, war, conflict, pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event; and
(xxiii) the effect that these or other factors or unanticipated events, including media reports and speculations,

may have on its reputation and the
additional consequences that this may have on its

business and performance. The sequence

in which the factors above are presented is not indicative

of
their likelihood of occurrence or the potential

magnitude of their consequences. UBS’s

business and financial performance could be

affected by other
factors identified in its past and future filings and reports,

including those filed with the US Securities

and Exchange Commission (the SEC).

UBS News Release, 6 June 2025

More detailed information about those factors

is set forth in documents furnished

by UBS and filings made by UBS with the

SEC, including the UBS Group
AG and UBS AG Annual Reports on Form 20-F

for the year ended 31 December 2024. UBS

is not under any obligation to (and expressly disclaims

any
obligation to) update or alter its forward-looking

statements, whether as a result of new information,

future events, or otherwise.

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration

Number

333-283672),

and

on

Form

S-8

(Registration

Numbers

333-200634;

333-200635;

333-
200641; 333-200665;

333-215254; 333-215255;

333-228653; 333-230312;

333-249143 and

333-272975), and

into
each

prospectus

outstanding

under

any

of

the

foregoing

registration

statements,

(2)

any

outstanding

offering
circular or

similar document

issued or

authorized by

UBS AG

that incorporates

by reference

any Forms

6-K of
UBS AG that

are incorporated into

its registration

statements filed with

the SEC,

and (3)

the base

prospectus of
Corporate Asset

Backed Corporation

(“CABCO”) dated

June

23,

2004 (Registration

Number 333-111572),

the
Form

8-K

of

CABCO

filed

and

dated

June

23,

2004

(SEC

File

Number

001-13444),

and

the

Prospectus
Supplements relating to the

CABCO Series 2004-101 Trust

dated May 10, 2004

and May 17,

2004 (Registration
Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements

of the Securities Exchange

Act of 1934, the

registrants have duly caused this

report
to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG

By: _/s/ David Kelly______________
Name:

David Kelly
Title:

Managing Director
By: _/s/ Ella Copetti-Campi_________
Name:

Ella Copetti-Campi
Title:

Executive Director

UBS AG
By: _/s/ David Kelly______________
Name:

David Kelly

Title:

Managing Director
By: _/s/ Ella Copetti-Campi________
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

June 6, 2025